EXHIBIT 21.1

SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.

As of June 30, 2025

Name of Subsidiaries State of Incorporation

Super Micro Computer B.V.	The Netherlands
Super Micro Computer Holdings B.V.	The Netherlands
Super Micro Computer International Inc.	Cayman Islands
Super Micro Computer Limited	England and Wales
Super Micro Asia Science and Technology Park, Inc.	Taiwan
Super Micro Computer, Inc. Taiwan	Taiwan
Super Micro Computer US LLC	United States of America
Super Micro Computer Malaysia Sdn Bhd	Malaysia
Supermicro KK	Japan
Supermicro Technology (Beijing) Co., Ltd.	China
Super Micro Computer SARL	France
Super Micro Computer GmbH	Germany
Super Micro Computer Arabia Ltd.	Saudi Arabia
Super Micro Computer Singapore Pte. Ltd.	Singapore
Super Micro Computer Korea YH	South Korea
Super Micro Computer Spain, S.L.	Spain
Super Micro Computer, S.R.L.	Italy